

08026572

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

~~8~~8-5211.3

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/07_____ AND ENDING_____12/31/07_____

                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alyssa LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    745 Fifth Avenue 29th Floor

                                 (No. and Street)

    New York   NY   10151

       (City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   Tim Avery   (212) 863-2327

                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Weiser LLP

                              (Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020-1299
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

      ☒   Certified Public Accountants

      ☐   Public Accountant

      ☐   Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 8 2008

THOMSON
FINANCIAL

SEC
Mail Processing
Section

FEB 2 8 2008

Washington, DC
100

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I __Robert Kirby_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Alyssa LLC_____ , as
of __December 31_____, 2007_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Chief Financial Officer/Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alyssa LLC
Contents
Year Ended December 31, 2007



Weiser LLP | Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.weiserLLP.com

Independent Auditors' Report

To the Board of Managers and Member
Alyssa LLC

We have audited the accompanying statement of financial condition of Alyssa LLC (the "Company") as of December 31, 2007, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alyssa LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3, the Company is economically dependent on its Parent and affiliates under common control.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weiser LLP

New York, NY
February 26, 2008



Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

1

Alyssa LLC
Statement of Financial Condition
<u>**Year Ended December 31, 2007**</u>

Assets

Cash	$	98,418
Receivable from affiliate		84,307
Total assets	$	182,725

Liabilities and Member's Equity

Accrued liabilities	$	10,028
Member's equity		172,697
Total liabilities and member's equity	$	182,725

The accompanying notes are an integral part of these financial statements.

Alyssa LLC
Statement of Operations
Year Ended December 31, 2007

Revenues

Commission income and placement fees	$	99,307
Other income		35,000
Interest income		1,711
Total revenues		136,018

Expenses

Administrative services	72,000
Professional fees	12,235
Membership, registration and licensing fees	3,186
Other expenses	1,878
Total expenses	89,299

Net income	$	46,719

The accompanying notes are an integral part of these financial statements.

Alyssa LLC
Statement of Changes in Member's Equity
<u>Year Ended December 31, 2007</u>

Balance - January 1, 2007	$	95,978
Contributions from sole member		30,000
Net income		46,719
Balance - December 31, 2007	$	172,697

The accompanying notes are an integral part of these financial statements.

Alyssa LLC
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities

Net income	$	46,719
Increase in receivable from affiliate		(12,862)
Decrease in accrued liabilities		(1,822)
Net cash provided by operating activities		32,035

Cash flows from financing activities

Contributions from member		30,000

Net increase in cash		62,035

Cash and cash equivalents

Beginning		36,383
Ending	$	98,418

The accompanying notes are an integral part of these financial statements.

5

Alyssa LLC
Notes to Financial Statements
Year Ended December 31, 2007

1. **Organization and Nature of Businesses**

   Description of Business
   Alyssa LLC (the "Company"), is a Delaware limited liability company which was organized on July 6, 1999. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. Auda Advisor Associates LLC ("AAA") is the sole member of the Company. The Company offers various kinds of securities only on an agency basis in private placements.

   The limited liability company agreement of Alyssa specifies, among other things, the term of the limited liability company which is unlimited, the rights and powers of the members, capital contribution and cash distribution criteria, and profit and loss allocations. As a limited liability company, the sole member's liability is generally limited to the amount in its capital accounts.

2. **Summary of Significant Accounting Policies**

   Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in these estimates may have an impact on future results and actual results could differ from those estimates. The most significant estimate included in these financial statements is the determination of accrued liabilities.

   Revenue Recognition
   The Company records commission income/placement fees on trade date, as transactions occur.

3. **Related-Party Transactions**

   The Company is economically dependent on its Parent and affiliates under common control. For the year ended December 31, 2007, commission income of $84,000 was earned from an affiliate. Also, at December 31, 2007, all of the accounts receivable were due from that affiliate. These transactions were recorded by the Company based on amounts determined by the affiliate.

   The Company has entered into a Service Agreement (the "Agreement") with AAA, its sole member, whereby AAA has agreed to furnish administrative and other services and to pay certain operating expenses of the Company. In exchange for these services, the Company pays an administrative service fee of $6,000 per month.

4.   **Net Capital Requirements**

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2007, the Company has net capital, as defined, of $88,390 which was $83,390 in excess of its required net capital of $5,000. At December 31, 2007, the Company had aggregate indebtedness of $10,028. The ratio of aggregate indebtedness to net capital was 0.12 to 1.

5.   **Income Taxes**

The Company is a single member LLC and is not a tax paying entity for Federal, state and local income tax purposes. Income or loss from the Company's operations is included in the determination of the taxable income of its sole member.

SUPPLEMENTARY INFORMATION

Alyssa LLC
Schedule I
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

Computation of Net Capital

Total member's equity	$	172,697
Less: Nonallowable assets:		
Receivable from affiliate		84,307
Net capital, as defined		88,390
Less minimum net capital requirement		5,000
Excess of net capital	$	83,390

Computation of aggregate indebtedness:
Items included in statement of financial condition

Accrued liabilities	$	10,028
Total aggregate indebtedness	$	10,028

Ratio of aggregate indebtedness to net capital

$$\frac{\text{Total aggregate indebtedness}}{\text{Net capital}} = \frac{\$ \ 10,028}{\$ \ 88,390} = 0.12$$

The ratio of aggregate indebtedness to net capital is 0.12 to 1 compared to the maximum allowable ratio of 15 to 1.

Alyssa LLC
Schedule II
Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Year Ended December 31, 2007

The Company has claimed exemption from the provisions of Rule 15c3-3 under the provisions of section (k)(2)(i).

Alyssa LLC
Schedule III
Reconciliations
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

A. Reconciliation of Computation of Net Capital:

1. Net capital per FOCUS Report, IIA and as reflected on audited
   financial statements $ 172,697

   Deduct: Non-allowable asset reported on audited financial statements   (84,307)

   Net capital per Schedule I $ 88,390

2. Aggregate indebtedness per FOCUS Report, IIA $ 10,028

   Aggregate indebtedness per Schedule I $ 10,028

B. Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions of section (k)(2)(i).



Weiser LLP | Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.weiserLLP.com

Independent Auditors' Report On Internal Accounting Control

To the Board of Managers and Member
Alyssa LLC

In planning and performing our audit of the financial statements of Alyssa LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with



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management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weiser LLP

New York, N.Y.
February 26, 2008

END

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